UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Coherus BioSciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

19249H 10 3

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19249H 10 3	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Dennis M. Lanfear
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,548,210 shares
	6.	Shared Voting Power -0- shares
	7.	Sole Dispositive Power 2,548,210 shares
	8.	Shared Dispositive Power -0- shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,548,210 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.38%
12.	Type of Reporting Person IN

Page 2 of 9 pages.

CUSIP No. 19249H 10 3	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Dennis M. Lanfear, as Trustee of the Lanfear Revocable Trust, dated January 27, 2004, as restated
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,344,526 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 1,344,526 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,526 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 3.46%
12.	Type of Reporting Person OO

Page 3 of 9 pages.

CUSIP No. 19249H 10 3	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Lanfear Capital Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 86,965 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 86,965 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,965 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.22%
12.	Type of Reporting Person OO

Page 4 of 9 pages.

Item 1.

(a)	Name of Issuer:

Coherus BioSciences, Inc. (“Coherus”)

(b)	Address of Issuer’s Principal Executive Offices:

333 Twin Dolphin Drive

Suite 600

Redwood City, CA 94065

Item 2.

(a)	Name of Persons Filing:

Dennis M. Lanfear

Dennis M. Lanfear, as Trustee of the Lanfear Revocable Trust, dated January 27, 2004, as restated (“Lanfear Trust”)

Lanfear Capital Advisors, LLC (“Lanfear Capital”)

(b)	Address of Principal Business Office:

The principal business office for all persons filing is:

c/o Coherus BioSciences, Inc.

333 Twin Dolphin Drive

Suite 600

Redwood City, CA 94065

(c)	Citizenship:

Dennis M. Lanfear is a U.S. citizen. The Lanfear Trust is organized under the laws of the State of California. Lanfear Capital is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

19249H 10 3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 5 of 9 pages.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Dennis M. Lanfear:	2,548,210 shares
Lanfear Trust:	1,344,526 shares
Lanfear Capital:	86,965 shares

All shares owned by the Lanfear Trust and Lanfear Capital (an aggregate of 1,431,491 shares) may be deemed to be beneficially owned by Dennis M. Lanfear.

(b)	Percent of Class:

Dennis M. Lanfear:	6.38%
Lanfear Trust:	3.46%
Lanfear Capital:	0.22%

The percentage for Mr. Lanfear is calculated using a denominator of 38,892,650 outstanding shares as of October 31, 2015 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus 1,045,084 shares that could be acquired within 60 days of December 31, 2015. All other percentages were calculated using a denominator of 38,892,650.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

Dennis M. Lanfear:	2,548,210 shares
Lanfear Trust:	1,344,526 shares
Lanfear Capital:	86,965 shares

(ii)	Shared power to vote or direct the vote:

* See explanation below.

(iii)	Sole power to dispose or direct the disposition of:

Dennis M. Lanfear:	2,548,210 shares
Lanfear Trust:	1,344,526 shares
Lanfear Capital:	86,965 shares

(iv)	Shared power to dispose or direct the disposition of:

* Mr. Lanfear may be deemed to have shared power to vote, or direct the vote of, and shared power to dispose of, or direct the disposition of, shares held by Lanfear Trust or Lanfear Capital.

Page 6 of 9 pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2. The filing persons are making a joint filing pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The filing parties have executed an Agreement with Respect to Joint Filing of Schedule 13G, which is filed as Exhibit 1 to this Schedule 13G.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Page 7 of 9 pages.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2016	/s/ Dennis M. Lanfear
Dennis M. Lanfear

On behalf of the following filing persons:

Dennis M. Lanfear

Dennis M. Lanfear, as Trustee of the Lanfear Revocable Trust, dated January 27, 2004, as restated Lanfear Capital Advisors, LLC

Page 8 of 9 pages.

Exhibit 1

The undersigned hereby agree that any statement on Schedule 13G to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendments thereto, with respect to the securities of Coherus BioSciences, Inc. may be filed by any of the undersigned as a joint filing on behalf of all of the undersigned.

Dated: February 17, 2016	/s/ Dennis M. Lanfear
Dennis M. Lanfear

Dated: February 17, 2016	Dennis M. Lanfear, as Trustee of the Lanfear Revocable Trust, dated January 27, 2004, as restated

	By:	/s/ Dennis M. Lanfear
Dennis M. Lanfear, Trustee

Dated: February 17, 2016	Lanfear Capital Advisors, LLC

	By:	/s/ Dennis M. Lanfear
Dennis M. Lanfear, President

Page 9 of 9 pages.